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                                                                    Exhibit 99.2

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE INDIAN COMPANIES ACT
1956.

In accordance with Section 173(2) of the Indian Companies Act, 1956, the following information is given in respect of the proposed resolutions set out in the Notice to Shareholders of the Eighth Annual General Meeting of the Company to be held on Friday, December 10, 2004.

ITEM NO. 5 & 6.

Mr Srinivasa C Raju and Mr B Rama Raju were appointed as Additional Directors of the Company with effect from October 16, 2003 and October 15, 2004 respectively and hold office up to the date of the Annual General Meeting. Notices have been received from members under Section 257 of the Indian Companies Act, 1956, along with the deposit amount of Rs.500/- each, proposing the candidature of Mr Srinivasa C Raju and Mr B Rama Raju, under the relevant provisions of the Indian Companies Act, 1956.

The Directors recommend the resolutions for approval of the shareholders.

MEMORANDUM OF INTEREST

Mr Srinivasa C Raju and Mr B Rama Raju are interested in the proposal under this item as it relates to their appointment. No other Director is interested or concerned in the resolutions.

ITEM NO. 7

Consequent to the South Asia Regional Fund (SARF) divesting its entire holding in the share capital of the Company, the Share Subscription and Shareholders Agreement dated February 5, 1999 between SARF and Satyam Computer Services Limited (SCSL), became inoperative.

Some of the relevant clauses of the Investors Rights Agreement dated October 7, 2002 among Satyam Computer Services Limited, SAIF Investment Company Limited, Venture Tech Solutions Pvt. Limited and the Company have also to be included in the Articles of Association.

Further, Sterling Commerce Inc. has also sold their entire holding in the capital of the Company.

Hence, the following amendments to the Articles of Association of the Company are proposed in the light of the above.

a) Deletion of Article 6B (a) - Registration rights of SARF and Sterling Commerce Inc. for registration of shares under the United States Securities Act, 1933.

b) Deletion of Article 8 - Tag-Along rights of SARF for sale of its shares to the buyer along with SCSL.

c) Deletion of Article 11 - SARF's right to exercise the Exit Option in accordance with the Share Subscription and Shareholders Agreement.

d) Deletion of Article 11A - Lock in period of the shares of Sterling Commerce Inc. and SCSL in the event of an initial public offering.

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e)    Deletion of Article 11B - Legend on the share certificates of Sterling
      Commerce Inc. and SCSL regarding non-registration under the United States Securities Act, 1933.

f) Deletion of Article 11D - In the event of Tag-Along Sale of SCSL, SCSL shall afford Sterling Commerce the opportunity to participate in the sale.

g) Substitution of a new Article 13 in the place of existing - SARF name is deleted, definition of BSE is amended and NASDAQ, USA., name is included.

h) Deletion of Article 17 - Since the provisions of Section 173 and 176(2) of the Indian Companies Act, 1956, are applicable to the company.

i) Deletion of Article 18A (1) - Entitlement of SARF to nominate a Director to the Board of the Company.

j) Amendment to Article 18A(3) - The notice period for the Board Meetings has been amended to 7 days instead of 15 days in line with the Investor Rights Agreement.

k) Deletion of Article 18A(4) - Right of SARF nominee to attend all Committee meetings of the Board.

l) Deletion of Article 18C - Sterling Commerce's right to appoint an observer to attend all the Board and Committee Meetings.

m) The existing Article 21 to be replaced with a new article regarding minimum and maximum number of Directors in the Board, in conformity with the Investor Rights Agreement.

n) The existing Article 28 to be replaced with a new article regarding power to convene the Board Meetings, in conformity with the Investor Rights Agreement.

o) Deletion of Article 35A (3) (a) & (b) - Registration rights under the Share Subscription and Shareholders Agreement of SARF and SCSL remain unaffected.

p) Deletion of Article 35B - Consent of Sterling Commerce in connection with the making of any decision by the Board of Directors of the Company.

q) The existing Article 38 to be replaced with a new article regarding appointment of Chairman, in conformity with the Investor Rights Agreement.

The Board recommends that the resolution be passed.

MEMORANDUM OF INTEREST

None of the Directors of the Company is concerned or interested in this resolution.

ITEM NO. 8

The Reserve Bank of India (RBI) has notified in FEMA Notification No. 41/2001 dated March 2, 2001 as amended by Circular No.52 dated November 23, 2002, the provisions for a company to sponsor an issue of American Depository Shares with an Overseas Depository against

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existing Equity Shares held by the Equity Shareholders of the Company. The
Operative Guidelines issued by the Government of India, Ministry of Finance and the RBI following the aforesaid notification require the Company to obtain the approval of the members by a special resolution to sponsor such an offering.

The ADR issue will be in multiple tranches and each tranche would be treated as a separate transaction as per the Sponsored ADR Regulations. The timing and manner of multiple tranches may be agreed to between the shareholders interse. Except where the concerned shareholders have otherwise agreed in writing, the shareholders will have the right to participate in any or all of the tranches.

As per the Sponsored ADR Regulations, the program has to be sponsored by the Company and all expenses incurred by the Company in relation to the Sponsored ADS Offering will be deducted from the proceeds and only the net amount will be paid to the Equity Shareholders whose shares have been accepted in the Sponsored ADS Offering. IN THE EVENT OF THE SPONSORED ADS OFFERING IS NOT CONCLUDED FOR ANY REASON, ALL EXPENSES INCURRED IN CONNECTION WITH THE SPONSORED ADS OFFERING SHALL BE BORNE BY THE COMPANY.

The Board recommends the above item for the approval of the shareholders.

MEMORANDUM OF INTEREST

The Directors of the Company, to the extent of Equity Shares, if any, held by them in the company may be deemed to be interested in the aforesaid resolutions solely in their capacity as Equity Shareholders. The Sponsored ADS Offering proposed for the approval of the members would provide an option to participate in the Sponsored ADS Offering, on a pari passu basis with all other shareholders of the Company.

                                                           By Order of the Board
                                                                For Sify Limited

Chennai, India                                                 V Ramasubramanian
November 11, 2004                                              Company Secretary